EXHIBIT 99.22

TRANSACTIONS IN THE SHARES OF THE ISSUER BY THE REPORTING

PERSONS DURING THE LAST SIXTY (60) DAYS

Name	Date	Amount of Shares Purchased / (Sold)	Price Per Share	Where and How the Transaction was Effected
Fairfax Financial Holdings Limited	September 26, 2025	(768,100)	$5.0077	Open market sales
TIG Insurance Company	September 26, 2025	(1,213,420)	$5.0077	Open market sales
TIG Insurance Company	September 29, 2025	(3,407,860)	$5.0015*	Open market sales

*Weighted average price, with per share prices between $5.0000 - $5.0044 per Share.